September 5, 2024

Ngo Chiu LAM
Chief Executive Officer
Skyline Builders Group Holding Limited
Office A, 15/F, Tower A, Capital Tower
No. 38 Wai Yip Street
Kowloon Bay
Hong Kong

       Re: Skyline Builders Group Holding Limited
           Draft Registration Statement on Form F-1
           Submitted August 9, 2024
           CIK No. 0002031009
Dear Ngo Chiu LAM:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise your definition of "China" or "PRC" to include Hong Kong and Macau and
       to clarify that the    legal and operational    risks associated with
operating in China also
       apply to your operations in Hong Kong. The definition may clarify that the only time that
          China or the PRC    does not include Hong Kong or Macau is when you
are
       referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. Revise the disclosure in your prospectus to clearly reflect that most of your operations are conducted in Hong Kong, China accordingly, and remove the qualifying references to the long arm provisions under the current PRC laws.
 September 5, 2024
Page 2

Prospectus Summary, page 1

2. Please describe the Class B voting rights in the prospectus summary and reconcile your disclosure regarding the voting and conversion rights throughout the filing. For example, you state on the cover page that each Class B share entitles the holder to 20 votes, but on page 99 you state that the Class B entitles the holder to ten votes. On the cover page and on page 30 you state that in no event will the Class B shares be convertible into Class A shares, but on page 99 you state that the Class B shares are convertible at any time by the holder into Class A shares on a one-for-one basis. Also disclose the following:
           The percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;
           Any transfer restrictions and potential future issuances of Class B shares, including the dilutive effect to the Class A shareholders;
           Any sunset provisions that limit the lifespan of the Class B shares, and whether the death of a Class B shareholder or intra-family transfers of these shares would require conversion of the Class B shares; and
           How the company would determine whether more than 50% of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

Risk Factors, page 18

3. Please revise the first paragraph on this page to remove the limiting and qualifying language, including that it describes some of the significant risks known to us and that it
       is to the best of our Directors    knowledge and belief. You should
disclose all risk factors
       that are specific to the company or its industry and make an offering speculative or one of high risk.
Management's Discussion and Analysis... , page 53

4. Please revise your disclosure on page 60 to clarify the references to debt repayable on maturity to disclose the maturity date and expand your discussion of your material indebtedness to describe the material terms of such indebtedness including material financial covenants. Also, describe the material terms of any indebtedness incurred since
       March 31, 2024.
Business, page 73

5. We note your disclosure under MD&A that you had 16 projects contributing revenue for the year ended March 31, 2024, six of which were high value projects. To the extent material, please describe these projects in greater detail.
Related Party Transactions, page 100

6. We note your disclosure in this section is provided as of March 31, 2024. Please provide disclosure as of the latest practicable date. Your disclosure should include all material transactions between the company and its subsidiaries and related parties including, as examples, the transfer of Kin Chiu Engineering Limited to the company and loan
 September 5, 2024
Page 3

       guarantees provided by Mr. Ngo Chiu Lam to subsidiaries of the company.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

7. Please expand your revenue recognition disclosures to address the following related to your typical contracts:
           The nature of the goods and services that you have promised to transfer. Please ensure your disclosures highlight the various service offerings provided given your disclosure on page 76. See ASC 606-10-50-12;
           The typical contract length for your arrangements;
           The performance obligation(s) you have determined from your contracts with customers including whether your arrangements have one or multiple performance obligations. For each performance obligation, highlight whether the Company has bundled any goods or services that are not considered distinct. See ASC 606-10-25-14 through ASC 606-10-25-19;
           Provide the disclosures related to your remaining performance obligations pursuant to
           ASC 606-10-50-13 through 50-50-16; and
           Provide disaggregated revenue disclosures pursuant to ASC 606-10-50-5. Please refer to the guidance in paragraphs ASC 606-10-55-89 through 55-91.
8. We note your disclosure that revenue from the provision of roads and drainage works is recognized over time using an output method. We further note based on your disclosures that it appears that contract assets arise when the Company completes the roads and drainage works under relevant contracts but such works are yet to be certified by independent surveyors appointed by customers. In order to better under the Company's accounting determination, please further describe the Company's consideration of the guidance under ASC 606-10-25-27 and how the Company concluded that over time recognition pursuant to such guidance is appropriate rather than at a point in time in accordance with ASC 606-10-25-30. In that regard, please further describe your consideration of the guidance under ASC 606-10-25-27(b) and ASC 606-10-55-7 which states that the indicators of the transfer of control under ASC 606-10-25-30 should be factored when considering whether a customer controls the asset as it is created or enhanced. As such, please tell us how the Company considered whether the certification of the works is a form of customer acceptance, and as such, how such customer acceptance terms impacted the Company's determination of when it transfers control of the asset to the customer.
4. Contract Assets and Liabilities, page F-20

9. Please further describe the facts and circumstances that resulted in the significant contract asset balance build up from $5,140,121 as of March 31, 2023 to $10,069,808 as of
       March 31, 2024 which represents a 96% increase between the periods. In that regard, we note that revenue only increased by approximately 10% over the same periods and the
       Company's disclosure on page 55 indicates that the number of projects between the fiscal years was consistent with 15 during fiscal year 2023 versus 16 in fiscal year 2024. To the extent the build up is a result of delays in the timeliness related to the survey certification process by your customers or other circumstances that may be contributing to the contract
 September 5, 2024
Page 4

       asset balance build up, please also consider whether your MD&A disclosure fully addresses the facts and circumstances that drove the change and whether disproportionate fluctuations in trends are expected to recur including the likely impact on your liquidity.
11. Bank Borrowings, page F-25

10. Please tell us how you determined the aggregate debt balance of $10,928,069 should be classified as current as of March 31, 2024, despite the various maturity dates that extend beyond March 31, 2025 related to many of your borrowings as disclosed in your table on page 60 and as reflected in your contractual obligations table and debt maturity table included on pages 62 and F-26, respectively. Notwithstanding the determination of classification of your current debt, please also revise your balance sheet and all the related debt maturity tables throughout your filing to consistently present the current portion of debt. In that regard, we note your contractual obligations table on page 62 only shows
       $10,099,619 of principal payments as being due in less than 1 year even though the aggregate debt balance of $10,928,069 is classified as current on your balance sheet as of
       March 31, 2024. Please cite any authoritative literature the company is relying on its determination of its classification.
11. We note your disclosure that as of the date of this report, a total of $8,999,519 of the bank borrowings as of March 31, 2024 has been repaid. We also note that as of March 31,
       2024 you only had $323,595 in cash and cash equivalents, unutilized bank borrowings in the amount of $523,433 and generated negative cash flows from operations of $6,507,832 for the year ended March 31, 2024. Please tell us and expand your disclosures to discuss the specific facts and circumstances related to the Company's payment of such bank borrowings subsequent to the balance sheet date. In that regard, to the extent the Company entered into additional material financing arrangements or other commitments including any related party loans subsequent to the balance sheet date to allow for such repayment, please expand your disclosures to highlight what those commitments are including the material terms and conditions of such commitments. Please also revise your MD&A to include similar disclosure and to discuss the impact to your short and long-term cash requirements in your discussion of your liquidity and capital resources, in addition to discussing whether your recent history of negative cash flows from operations is a known trend that may continue to impact your liquidity or capital resources.
17. Segment Reporting, page F-33

12. In light of the various service offerings disclosed on page 76 which include among others, site formation works, reinforced concrete structure works, road and drainage works, landscape works and earthworks including excavation general building work and demolition, please tell us what consideration you gave to providing the product and service disclosures required by ASC 280-10-50-40.
 September 5, 2024
Page 5

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Lawrence S. Venick, Esq.